UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: December 9, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

6 December 2013

CSR plc

Board Appointment

CSR plc (“CSR” or “the Company”) today announces that Mr. Walker Boyd has been appointed a non-executive director of the Company to take immediate effect.

Mr. Boyd is a chartered accountant, with extensive experience of working in listed companies in the UK and US.

Until June 2010, when he retired, Mr. Boyd served as Group Finance Director of Signet Jewelers Limited (formerly Signet Group plc), (“Signet”), a position he held from 1995. Dual listed on the London and New York stock exchanges, at the time he stood down from the Board, Signet had global revenues of $3.3bn, was the largest US specialty jeweller and incorporated a number of recognised UK brands including H Samuel and Ernest Jones.

Between September 2010 and August 2013, Mr. Boyd was non-executive chairman of WH Smith PLC. He is currently non-executive chairman of Spirit Pub Company plc, (“Spirit”), a role he has held since the de-merger of Spirit from Punch Taverns in August 2011.

Mr. Boyd is a member of the Institute of Chartered Accountants of Scotland.

Ron Mackintosh, Chairman of CSR said “I am delighted to be welcoming Walker to CSR. He has extensive experience working on the Boards of companies which operate in highly competitive sectors, delivering products and services in diverse consumer markets. Walker’s experience will further strengthen and diversify our Board.”

Ends